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                               October 18, 2023

       Lei Zhang
       Co-Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-274806

       Dear Lei Zhang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. Revise your prospectus to disclose the price that the sponsor, private placement investors and other selling
securityholder paid for the shares, warrants and shares underlying warrants being
registered for resale. Highlight any differences in the current trading price, the prices that the
selling securityholders acquired their shares, warrants and shares underlying warrants,
and the price that the public securityholders acquired their shares and warrants. Please also
disclose the potential profit the selling securityholders will earn based on the current
trading price. Lastly, please include appropriate risk factor disclosure.
   2. Please update your disclosures throughout the filing and address areas that appear to need updating or that
present inconsistencies. Non-exclusive examples of areas where disclosure should be
updated are as follows:
                                                            consider addressing
recent volatility in your stock prices after completion of the
 Lei Zhang
FirstName LastNameLei  Zhang
Cheche Group  Inc.
Comapany
October 18,NameCheche
            2023       Group Inc.
October
Page 2 18, 2023 Page 2
FirstName LastName
              business combination in the last risk factor on page 59; and
                update the discussion relating to the risk that your securities may not be listed on
              Nasdaq Stock Market in the second risk factor on page 65. Prospectus Cover Page, page ii

3. For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.
4. Update your disclosure on the cover page, prospectus summary, risk factors and management discussion and analysis sections, to reflect the current market price of the underlying securities compared to the exercise price of the warrants. Because the warrants are now out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Please also revise the use of proceeds section accordingly. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note your disclosure here that "[b]ased on the Overseas Listing Trial Measures and the clarification issued by at a press conference held by CSRC, [you] shall complete the filing procedures with the CSRC in connection with this Business Combination as required by the Overseas Listing Trial Measures prior to the listing of [your] securities on
         Nasdaq." Please update this disclosure because it appears that you have already completed the business combination. Please also discuss the application of the Trial Measures to this secondary offering.
Risk Factors, page 18

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A ordinary shares. To illustrate this risk, disclose the purchase price of each of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose whether the current trading price is at or significantly below the SPAC IPO price, and explain that the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Financial Condition and Results of Operations, page 175

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Liquidity and Capital Resources, page 185

8. In light of the significant number of redemptions and the unlikelihood that the company
 Lei Zhang
Cheche Group Inc.
October 18, 2023
Page 3
       will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the
       company   s liquidity position since the business combination. If the company is likely to
       have to seek additional capital, discuss the effect of this offering on
the company   s ability
       to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                              Sincerely,
FirstName LastNameLei Zhang
                                                              Division of
Corporation Finance
Comapany NameCheche Group Inc.
                                                              Office of Finance
October 18, 2023 Page 3
cc:       Dan Ouyang, Esq.
FirstName LastName